Exhibit (21).1



            SUBSIDIARIES OF SOUTH ALABAMA BANCORPORATION, INC.


(1)  South Alabama Bank, organized under the laws of the State of Alabama.

(2) First National Bank, organized under the laws of the United States of America.

(3)  The Monroe County Bank, organized under the laws of the State of Alabama.

(4) South Alabama Trust Company, Inc., organized under the laws of the State of Alabama.

(5) The Commercial Bank of Demopolis, organized under the laws of the State of Alabama.